Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Emulex Corporation:
We consent to the use of our reports dated August 21, 2009, with respect to the consolidated balance sheets of Emulex Corporation and subsidiaries as of June 28, 2009 and June 29, 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended June 28, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of June 28, 2009, incorporated herein by reference.
Our report dated August 21, 2009 refers to the Company’s change in its method of accounting for uncertainty in income taxes in fiscal 2008 due to the adoption of a new accounting pronouncement.
/s/ KPMG LLP
Irvine, California
August 26, 2009